Exhibit 12.1

	Fiscal Year Ended July 31,					Nine months ended April 30
Earnings	2012	2013	2014	2015	2016	2017
Pre-tax income from continuing operations	$(9,768)	$59,022	$36,231	$29,774	$(672,071)	$1,554
Add: Fixed charges (see below)	98,841	94,161	111,478	105,232	144,090	117,219
Less: capitalized interest	—	—	—	—	—	—
Income as adjusted (a)	$89,073	$153,183	$147,709	$135,006	$(527,981)	$118,773

Fixed charges
Interest, either expensed or capitalized, and amortized capitalized expenses related to indebtedness	93,254	89,145	107,704	100,396	137,937	112,107
Interest portion of lease expense	5,587	5,016	3,774	4,836	6,153	5,112
Fixed charges (b)	$98,841	$94,161	$111,478	$105,232	$144,090	$117,219

Ratio of Earnings to Fixed Charges (a/b)	0.9	1.6	1.3	1.3	-3.7	1.0